Winthrop, Stimson, Putnam & Roberts
                            One Battery Park Plaza
                         New York, New York 10004-1490


                                 May  15, 1998

Securities  and  Exchange  Commission
450  Fifth  Street,  N.W.
Washington,  D.C.    20549-1004

               Re:  Mediware  Information  Systems,  Inc.
                    Form  12b-25
                    ------------


Dear  Sir  or  Madam:
     Enclosed  herewith  please  find  a  Form 12b-25 for Mediware Information
Systems,  Inc.   The form relates to the Company's Form 10-QSB for the quarter ended  March  31,  1998.

          Should  you  have  any  questions, please call me at (212) 858-1109.

                                   Very  truly  yours,



                                   /s/  Jonathan  Churchill
                                   ------------------------

Enclosures

cc:  NASD  -  Attn:  Ms. Julie Crandall (w/encl.) (by Federal Express)
     Pacific  Stock  Exchange  -  Attn:    Brian  Scott-Murray
       (w/encl.)  (by  Federal  Express)
     Mr.  Les  N.  Dace  (w/encl.)  (by  First  Class  Mail)
     Mr.  Leslie  Danish  (w/encl.)  (by  First  Class  Mail)

 signed

                  U.S. SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

 Form  10-K          Form 11-K      Form 20-F      Form 10-QSB      Form N-SAR

For  Period  Ended:          March  31,  1998

  Transition  Report  on  Form  10-K
  Transition  Report  on  Form  10-Q
  Transition  Report  on  Form  20-F
  Transition  Report  on  Form  11-K
  Transition  Report  on  N-SAR

For  the  Transition  Period  Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART  I  --  REGISTRANT  INFORMATION

Full  Name  of  Registrant          Mediware  Information  Systems,  Inc.

Former  Name  if  Applicable:

1121  Old  Walt  Whitman  Road
Address  of  Principal  Executive  Office  (Street  and  Number)

Melville,  New  York    11747-3005
(City,  State  and  Zip  Code)

PART  II  --  RULES  12B  25(B)  AND  (C)

If  the  subject  report  could  not  be  filed without unreasonable effort or expense  and  the  registrant  seeks  relief  pursuant  to Rule 12b-25(b), the
following  should  be  completed.    (Check  appropriate  box)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART  III  -  NARRATIVE

State below in reasonable detail the reasons why 10-KSB, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     The Registrant is unable to file its Quarterly Report on Form 10-QSB for the quarter ended March 31, 1998. The Registrant has recently relocated its accounting department from Scotts Valley, California to Kansas City, Kansas. This location required a substantial restaffing of the accounting department which has not permitted the Registrant timely to complete its Quarterly Report on Form 10-QSB without unreasonable effort or expense.


PART  IV  -  OTHER  INFORMATION

     (1) Name and telephone number of person to contact in regard to notification

                     George J. Barry     913     451-6161
                     ---------------     ---     --------
                 (Name)     (Area Code)     (Telephone Number)


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     X  Yes              No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     Yes         X   No


     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



     It is expected that the net results of operations for the third quarter of fiscal 1998 will be comparable to the net results of operations for the third quarter of fiscal 1997.





                      Mediware Information Systems, Inc.
                      ---------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



      /s/   Les Dace
__________________________________
Date:  May  15,  1998          By
   Les  Dace,  President  and  CEO